EXHIBIT 99.1

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2024, 2023 AND 2022

(Expressed in Canadian Dollars, unless otherwise stated)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Quartz Mountain Resources Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Quartz Mountain Resources Ltd. (the “Company”), which comprise the statements of financial position as at July 31, 2024 and 2023 and the statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended July 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2024 and 2023 and the results of its operations and cash flows for each of the years in the three-year period ended July 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has accumulated deficit of $32,073,376 and it continuing operations, in the near term, are dependent upon its ability to obtain financing through debt or equity issuances. These conditions, along with other matters set forth in Note 1, raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This issue also constitutes, from our perspective, a critical audit matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgment. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Mineral property interests – Assessment of Whether Indicators of Impairment Exist

As described in Note 4 to the consolidated financial statements, the Company holds the rights to several exploration stage mineral property interests, which are the Company’s primary non-current assets. Note 2(f) to the consolidated financial statements explains that the Company expenses exploration and evaluation expenditures and capitalizes initial expenditures associated with the acquisition of mineral property interests. At the end of each reporting period, the carrying amounts of the Company’s mineral property interests are reviewed under IFRS 6 – Exploration and Evaluation of Mineral Resources to determine whether there is any indication that these assets are impaired.

Management considered the following factors to determine whether or not an indicator of impairment exists: (i) whether the period for which the Company has the right to explore its projects has expired or will expire in the near future; (ii) further exploration on its project(s) is neither budgeted nor planned; (iii) whether exploration activities to date have led to the discovery of commercially viable quantities of mineral resources; and (iv) whether there is sufficient data that indicates the carrying amount of the Company’s exploration and evaluation assets are unlikely to be recovered in full from successful development and/or sale. Of the factors that must be considered, the judgment associated with the Company’s ability and options to develop its projects and the impact of the Company’s market capitalization relative to the carrying value of its net assets are the most subjective. Auditing this judgment required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort.

The principal considerations for our determination that the assessment of potential impairment is a critical audit matter are: (i) materiality of the aggregate amounts involved in respect to quantum; (ii) the degree of judgment required by management when assessing the recoverability of deferred acquisition costs; and (iii) the required extent of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s assessment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures also included, among others, (i) testing the completeness and accuracy of underlying data used in management’s assessment and evaluating the reasonableness of the significant estimates and assumptions used by management; and (ii) considering whether the consolidated financial statements fairly disclosed the inherent uncertainties applicable to the recoverability of deferred acquisition costs.

Going Concern

The principal considerations for our determination that the going concern uncertainty was a critical audit matter were: (i) that the formal reporting of such uncertainty involves a significant disclosure, the absence of which could constitute a material misstatement to a financial statement reader and, (ii) that, at the same time, it involves on our part the use of a high level of subjective judgement as we are required to consider the possible impact of future events that cannot currently be known and which typically cannot be directly linked to any particular current or future financial results and reporting, or the lack thereof.

Addressing this matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures also included, among others, (i) obtaining and evaluating management’s assessment of the Company’s ability to remain a going concern; (ii) determining, based on all other evidence available to us, whether management’s assessment appeared to be fair and reasonable in the circumstances and, (iii) considering whether the resultant disclosure of these matters herein was consistent with the foregoing, in the context of the Company’s overall business activities, objectives and financial history.

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2021.

De Visser Gray LLP

PCAOB ID: 01054

Vancouver, Canada

November 28, 2024

2

QUARTZ MOUNTAIN RESOURCES LTD.
STATEMENTS OF FINANCIAL POSITION
(Audited - Expressed in Canadian Dollars)

			July 31,	July 31,
	Note		2024	2023

Assets

Current assets
Cash			$1,906,327	$97,469
Amounts receivable and other assets	3		103,342	23,921
			2,009,669	121,390

Non-current assets
Mineral property interests	4		987,050	715,000
Right-of-use asset	13		17,316	27,211
Total assets			$3,014,035	$863,601

Liabilities and Shareholders' Equity

Current liabilities
Amounts payable and other liabilities	6		$303,693	$23,121
Due to related parties	7	(c)	6,963	17,029
Lease liability	13		12,216	10,368
			322,872	50,518

Non-current liabilities
Lease liability	13		10,169	22,385
Total liabilities			333,041	72,903

Shareholders' equity
Share capital	5	(a)	33,312,270	28,995,261
Shares to be issued	4	(a)	8,700	–
Reserves			1,433,400	1,432,011
Accumulated deficit			(32,073,376)	(29,636,574)
Total shareholders' equity			2,680,994	790,698

Total liabilities and shareholders' equity			$3,014,035	$863,601

Nature and continuance of operations (note 1)
Evemts after the reporting period (note 12)

The accompanying notes are an integral part of these consolidated financial statements.

/s/ Trevor Thomas	/s/ Michael Clark
Trevor Thomas	Michael Clark
Director	Director

3

QUARTZ MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars, except for weighted average number of common shares)

	Years ended July 31,
	2024	2023	2022
Exploration and evaluation	$2,285,511	$96,479	$514,132
Assays and analysis	225,954	11,845	33,918
Drilling	907,694	–	22,455
Engineering	562	–	–
Environmental	466	4,410	–
Geological	284,834	70,470	243,507
Helicopter and fuel	447,828	6,390	55,120
Property costs and assessments	1,732	1,646	2,584
Site activities	393,350	(10,700)	140,198
Socioeconomic	2,330	12,128	4,997
Technical data	–	–	1,000
Travel and accommodation	20,761	290	10,353

	257,135	190,577	219,243
Administrative fees	52,700	48,359	44,044
Conference and travel	705	–	–
Insurance	23,481	23,968	22,963
IT Services	21,120	12,000	11,000
Legal, accounting and audit	58,023	51,818	31,569
Office and miscellaneous	37,167	21,920	75,310
Property investigation	–	–	–
Regulatory, trust and filing	63,939	32,512	34,357

Equity-settled share-based payments	–	640,860	399,140

Operating expenses	(2,542,646)	(927,916)	(1,132,515)

Other items
Accretion expense - office lease	(3,244)	(4,376)	(5,326)
Amortization of Right-of-use asset	(9,895)	(9,895)	(9,895)
Recognition of flow-through premium liability	62,778	–	–
Interest income	25,089	12,410	3,365
Interest expense	(2,138)	(1,107)	–
Foreign exchange gain (loss)	(501)	(315)	(695)
Other income (Note 8)	33,755	20,735	150,000
(Loss) and comprehensive (loss) before taxes for the period	$(2,436,802)	$(910,464)	$(995,066)
Current income tax expenses (recoveries)	–	37	(2,779)
(Loss) and comprehensive (loss) for the period	$(2,436,802)	$(910,427)	$(997,845)

Basic earning (loss) per common share	$(0.05)	$(0.02)	$(0.03)

Diluted earning (loss) per common share	$(0.05)	$(0.02)	$(0.03)

Weighted average number of common shares outstanding (note 5(c))

Basic	48,777,657	43,216,198	37,163,954

Diluted	48,777,657	43,216,198	37,163,954

The accompanying notes are an integral part of these consolidated financial statements.

4

QUARTZ MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian Dollars, except for share information)

	Share Capital				Reserves
	Note		Number of shares	Amount	Warrants	Equity-settled share-based payments	Shares to be issued	Accumulated deficit	Total shareholders' equity (deficiency)

Balance at July 31, 2022			41,114,141	$28,445,261	$–	$791,151	$–	$(28,726,147)	$510,265
Private placement of units			2,750,000	550,000	–	–	–	–	550,000
Share purchase options			–	–	–	640,860	–	–	640,860
Loss for the year			–	–	–	–	–	(910,427)	(910,427)
Balance at July 31, 2023			43,864,141	$28,995,261	$–	$1,432,011	$–	$(29,636,574)	$790,698

Balance at July 31, 2023			43,864,141	$28,995,261	$–	$1,432,011	$–	$(29,636,574)	$790,698
Private placement of flow-through units	5	(a)	4,838,889	1,416,611	15,389	–	–	–	1,432,000
Private placement of non flow-through units	5	(a)	6,000,000	2,100,000	–	–	–	–	2,100,000
Share issuance costs	5	(a)	–	(17,174)	–	–	–	–	(17,174)
Exercise of flow-through warrants	5	(a)	3,400,000	666,000	(14,000)	–	–	–	652,000
Flow-through share premium liability			–	(62,778)	–	–	–	–	(62,778)
Shares issued for mineral property acquisitions	4(a),5	(a)	765,000	214,350	–	–	–	–	214,350
Shares to be issued for mineral property acquisitions	4	(a)	–	–	–	–	8,700	–	8,700
Loss for the year			–	–	–	–	–	(2,436,802)	(2,436,802)
Balance at July 31, 2024			58,868,030	$33,312,270	$1,389	$1,432,011	$8,700	$(32,073,376)	$2,680,994

The accompanying notes are an integral part of these consolidated financial statements.

5

QUARTZ MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

			Years ended July 31,
	Note		2024	2023	2022
Operating activities
Income (loss) for the year			$(2,436,802)	$(910,427)	$(997,845)
Adjusted for:
Accretion expense - office lease	13		3,244	4,376	5,326
Amortization of Right-of-use asset	13		9,895	9,895	9,895
Amortization of flow-through premium liability			(62,778)	–	–
Interest income			(25,089)	(12,410)	(3,365)
Equity-settled share-based payments			–	640,860	399,140

Changes in working capital items:
Amounts receivable and other assets			(79,421)	(5,265)	(13,544)
Amounts payable and other liabilities			264,572	(165,014)	127,260
Due to related parties	7	(c)	(10,066)	(85,791)	27,453
Net cash used in operating activities			(2,336,445)	(523,776)	(445,680)

Investing activities
Mineral property acquisitions			(33,000)	(250,000)	(75,000)
Interest received			25,089	12,410	3,365
Net cash provided by (used in) investing activities			(7,911)	(237,590)	(71,635)

Financing activities
Office lease payment (base rent portion capitalized under IFRS 16)			(13,612)	(12,956)	(12,792)
Proceeds from exercise of warrants and options	5	(a)	652,000	–	550,000
Proceeds from private placement			3,514,826	550,000	95,455
Net cash provided by financing activities			4,153,214	537,044	632,663

Increase (decrease) in cash			1,808,858	(224,322)	115,348
Cash, beginning of the year			97,469	321,791	206,443
Cash, end of the year			$1,906,327	$97,469	$321,791

Non-cash transactions
Shares issued for mineral properties acquisition			$214,350	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

6

QUARTZ MOUNTAIN RESOURCES LTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2024, 2023 AND 2022 (Expressed in Canadian Dollars, unless otherwise stated)

1. NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. (the “Company”) is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's common shares trade on the TSX Venture Exchange (“TSX-V”) under the symbol QZM, and certain broker-dealers in the United States make market in the Company's common shares on the OTC Pink Market under the symbol QZMRF. The Company's corporate office is located at 1040 West Georgia Street, 14th Floor, Vancouver, British Columbia, Canada. The Company most recently focused on evaluating mineral prospects for potential acquisition and exploration in British Columbia. The Company continues to investigate potential opportunities.

The financial statements as at and for the year ended July 31, 2024 include only the accounts of the Company as the Company’s wholly owned subsidiaries, QZMG Resources Ltd. and Wavecrest Resources Inc., were dissolved on March 2, 2023.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at July 31, 2024, the Company had an accumulated deficit of $32,073,376 and net working capital of $1,702,797. The Company's continuing operations are dependent upon its ability to obtain necessary financings to complete exploration of any new and current projects, its ability to obtain necessary permits to explore, develop, and mine new sites, and future profitable production of any mine. These material uncertainties are indicative of significant doubt as to the Company’s ability to continue as a going concern.

Additional debt or equity financing will be required to fund acquisition of mineral property interests. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds can be raised through financing activities.

The financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Such developments could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flow, and exposure to credit risk.

The Company is constantly evaluating the situation and monitoring any impacts or potential impacts to its business.

2. MATERIAL ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

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QUARTZ MOUNTAIN RESOURCES LTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2024, 2023 AND 2022 (Expressed in Canadian Dollars, unless otherwise stated)

(a)	Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company's fiscal year ended July 31, 2024.

The Company’s Board of Directors authorized issuance of the financial statements on November 28, 2024.

(b)	Basis of presentation and consolidation

The financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The financial statements for the year ended July 31, 2024 include only the accounts of the Company and the financial statements for the years ended July 31, 2024 and 2023 include the accounts of the Company and the subsidiaries that it had control.

Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Intercompany balances and transactions including any unrealized income and expenses arising from intercompany transactions are eliminated upon consolidation.

As at July 31, 2024 and 2023, the Company held a 0% interest in QZMG Resources Ltd. and Wavecrest Resources Inc. as they were dissolved on March 2, 2023.

(c)	Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities, income, and expenses. Actual results may differ from these estimates. The impact of such estimates is pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic condition, and other factors, including expectations of future events that management believes are reasonable under the circumstances. Changes in the subjective inputs and assumptions can materially affect fair value estimates.

Specific areas where significant estimates or judgments exist are:

•	Management has applied judgment on settlement of debt with related parties as to whether they were acting in the capacity as creditor or shareholder.
•	Assessment of the Company's ability to continue as a going concern.

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QUARTZ MOUNTAIN RESOURCES LTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2024, 2023 AND 2022 (Expressed in Canadian Dollars, unless otherwise stated)

(d)	Foreign currency

The functional and presentational currency of the Company and its subsidiaries dissolved is the Canadian Dollar (“CAD”).

Transactions in currencies other than the functional currency of the Company are recorded at the rates of exchange prevailing on the dates of transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates of exchange prevailing at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated. Gains and losses arising on translation are included in profit or loss for the year.

(e)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes party to the contracts that give rise to them. The Company determines the classification of its financial assets and liabilities at initial recognition, and, where allowed and appropriate, re-evaluates such classification at each financial year-end. The Company does not have any derivative financial instruments.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not measured at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition. The directly attributable transaction costs of a financial asset classified at FVTPL are expensed in the period in which they are incurred.

Measurement

Financial assets and liabilities measured at amortized cost

A financial asset is measured at amortized cost if it meets both the following conditions and is not designated as FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets and liabilities are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses.

Interest income, foreign exchange gains and losses, and impairment losses are recognized in profit or loss. Any gain or loss on the derecognition of the financial asset is recognized in profit or loss.

9

QUARTZ MOUNTAIN RESOURCES LTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2024, 2023 AND 2022 (Expressed in Canadian Dollars, unless otherwise stated)

Financial assets measured at fair value through other comprehensive income (“FVTOCI”)

A receivable investment is measured at FVTOCI if it meets both the following conditions and is not designated as FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On the initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

Receivable investments measured at FVTOCI are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses, and impairment are recognized in profit or loss. Other net gains and losses are measured in OCI. On de- recognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments measured at FVTOCI are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Financial assets and liabilities measured at fair value through profit or loss

All financial assets not classified as measured at amortized cost or measured at FVTOCI, as described above, are measured at FVTPL; this includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or measured at FVTOCI as FVTPL if doing so eliminates, or significantly reduces, an accounting mismatch that would otherwise arise.

Financial assets and liabilities are subsequently measured at fair value and transaction costs are expensed in profit or loss. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

10

QUARTZ MOUNTAIN RESOURCES LTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2024, 2023 AND 2022 (Expressed in Canadian Dollars, unless otherwise stated)

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss.

(f)	Exploration and evaluation expenditures

Exploration and evaluation expenditures are expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Exploration and evaluation expenditures are expensed as incurred, except for initial expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition.

Exploration and evaluation expenditures include the cash consideration and the estimated fair market value of common shares on the date of issue or as otherwise provided under the relevant agreements for exploration costs.

Administrative expenditures related to exploration activities are expensed in the period incurred.

(g)	Mineral property interests

Expenditures incurred by the Company in connection with a mineral property after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable are capitalized. Such amounts are then amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse, or abandoned, or when impairment has been determined to have occurred.

Mineral property interests, if any, are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Mineral property interests attributable to an area of interest are tested for impairment and then reclassified to mineral property and development assets within property, plant, and equipment once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable.

Recoverability of the carrying amount of mineral property interests is dependent on successful development and commercial exploitation, or alternatively, a sale of the respective areas of interest.

11

QUARTZ MOUNTAIN RESOURCES LTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2024, 2023 AND 2022 (Expressed in Canadian Dollars, unless otherwise stated)

(h)	Impairment of non-financial assets

At the end of each reporting period, the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the greater of (i) fair value less costs to sell, and (ii) value in use. Fair value is estimated as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current assessments of the Company's cost of capital and the risks specific to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and an impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash- generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(i)	Share capital

Common shares of the Company are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

When the Company issues common shares for consideration other than cash, the transaction is measured at fair value based on the quoted market price of the Company’s common shares on the date of issuance.

The Company will from time-to-time issue flow-through common shares, pursuant to which it transfers the tax deductibility of the related resource expenditures to shareholders. On issuance, the Company bifurcates the proceeds received into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenses being incurred, the Company derecognizes this liability and recognizes this premium as other income, offsetting any expense associated with the Company’s expenditure of the flow-through proceeds.

(j)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share is determined by the same way that basic earnings (loss) per share except that the weighted average common shares outstanding are increased to include additional common shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional common shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. For the years ended July 31, 2024 and 2023, basic and diluted loss per share are the same as the effect of issuance of additional common shares is anti-dilutive.

12

QUARTZ MOUNTAIN RESOURCES LTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2024, 2023 AND 2022 (Expressed in Canadian Dollars, unless otherwise stated)

(k)	Share-based payments

Share-based payments to employees and others providing similar services are measured at the fair value of equity instruments at the grant date. The fair value determined at the grant date is charged to share-based compensation over the vesting period, based on the Company's estimate of the equity instruments that will eventually vest.

Share-based payment transactions with other parties are measured at the fair value of the goods or services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(l)	Rehabilitation provision

An obligation to incur rehabilitation and site restoration costs arises when environmental disturbance is caused by the exploration, development, or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for, and capitalized, at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged against earnings over the life of the operation.

The Company has no known rehabilitation and site restoration costs.

(m)	Income taxes

Income tax on the profit or loss for the years presented comprises of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is calculated by providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The following temporary differences are not provided for:

•	goodwill not deductible for tax purposes;
•	the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and,
•	differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

13

QUARTZ MOUNTAIN RESOURCES LTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2024, 2023 AND 2022 (Expressed in Canadian Dollars, unless otherwise stated)

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and the Company intends to settle its current tax assets and liabilities on a net basis.

(n)	Leases

IFRS 16 provides a single lessee accounting model and requires the lessee to recognize assets and liabilities for all leases on its statement of financial position in order to present an entity’s lease obligations.

At lease commencement date, the Company recognizes a right-of-use asset and a lease liability on the balance sheet. The Company depreciates the right-of-use asset on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Company also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available. If the interest rate implicit in the lease is not readily available, the Company discounts using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments. When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

The Company has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term. On the consolidated statement of financial position, the right-of-use asset has been included under non-current assets and the lease liability has been included under current and non-current liabilities.

14

QUARTZ MOUNTAIN RESOURCES LTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2024, 2023 AND 2022 (Expressed in Canadian Dollars, unless otherwise stated)

3. AMOUNTS RECEIVABLE AND OTHER ASSETS

	July 31, 2024	July 31, 2023
Sales tax receivable	$83,451	$4,030
Prepaid insurance	791	791
Reclamation deposit	19,100	19,100
	$103,342	$23,921

4. MINERAL PROPERTY INTERESTS

	Maestro Property (formerly Lone Pine)	Jake Property	Total
Balance, July 31, 2021	$340,000	$-	$340,000
Acquisition – cash payments	-	100,000	100,000
Acquisition – royalty payments	25,000	-	25,000
Balance, July 31, 2022	$365,000	$100,000	$465,000
Additions – option payments	-	225,000	225,000
Acquisition – royalty payments	25,000	-	25,000
Balance, July 31, 2023	$390,000	$325,000	$715,000
Acquisition – cash payments	24,000	-	24,000
Acquisition – share issuance	223,050	-	223,050
Acquisition – royalty payments	25,000	-	25,000
Balance, July 31, 2024	$662,050	$325,000	$987,050

(a)	Maestro (formerly Lone Pine) Property, British Columbia

Under a mineral claims purchase agreement (the “Agreement”) dated June 8, 2021 between the Company and Impala Capital Corp. (the “Vendor”), an arm’s length party, the Company acquired a 100% interest in nine mineral claims located near Houston, British Columbia (the “Maestro Property”).

Under the terms of the Agreement, the Company made $105,000 in cash payments and issued 1,000,000 common shares to the Vendor (valued at $210,000).

The Maestro Property is subject to a pre-existing 2.5% net smelter returns (NSR) royalty held by an arm’s length third party, of which 1.5% can be purchased for $1.5 million by the Company. This NSR is subject to an annual advance payment of $25,000 (paid for the year ended July 31, 2024).

In March 2024, the Company entered into two separate agreements to purchase a 100% interest in each of the Lone Pine Claim and the North Claim. These two mineral claims total 169 hectares and are located contiguous to the Company’s 100% owned Maestro Property located approximately 15km north of the town of Houston, British Columbia.

The Lone Pine mineral claim was purchased from Eagle Plains Resources Ltd., an arms-length vendor, for 750,000 common shares of the Company, and it is subject to a 2% NSR royalty, of which 1.5% can be purchased at any time for $5 million. The shares are subject to a 24-month contractual resale restriction and the Company has a further right to arrange purchasers of these shares in the case of desired resales after that period. The Lone Pine transaction was closed with the 750,000 common shares of the Company issued on March 20, 2024 (Note 5 (a)).

15

QUARTZ MOUNTAIN RESOURCES LTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2024, 2023 AND 2022 (Expressed in Canadian Dollars, unless otherwise stated)

The North mineral claim was purchased from Shawn Merkley, an arms-length vendor, for $24,000 cash and 45,000 common shares of the Company, which will be paid as follows:

i.	$8,000 cash and 15,000 common shares on or before the Closing Date (completed, Note 5(a))
ii.	$8,000 cash and 15,000 common shares on or before the first anniversary of the Closing Date
iii.	$8,000 cash and 15,000 common shares on or before the second anniversary of the Closing Date

The North mineral claim is subject to a 2% NSR royalty, which can be purchased at any time for $2 million.

(b)	Jake Property, British Columbia

On November 5, 2021, the Company entered into a mineral claims purchase agreement (the "Agreement") with United Mineral Services Ltd. (“UMS”), a non-arm’s length party, to purchase a 100% interest in four mineral claims acquired through staking by UMS and to obtain an option to purchase a 100% interest in five adjacent claims (the “Underlying Claims”) owned by Electrum Resource Corporation ("Electrum”), an arm’s length third party (the “Jake Property”). The Jake Property is located approximately 162 km north of Smithers, British Columbia. The Underlying Claims are subject to a 2% NSR royalty, which is capped at $3 million.

To acquire the Jake Property, the Company is required to:

i.	Make cash payments to UMS as follows:

a.	$50,000 on the date of receipt of TSX Venture Exchange approval (the “Approval Date”) (paid)
b.	$50,000 on the date that is six months following the Approval Date (paid)
c.	$50,000 on the date that is twelve months following the Approval Date (paid)
d.	$50,000 on the date that is eighteen months following the Approval Date (paid)

ii.	Make cash payments to Electrum as follows:

a.	$50,000 on or before July 14, 2022 (paid)
b.	$75,000 on or before July 14, 2023 (paid)

iii.	Incur expenditures on the Underlying Claims as follows:

a.	$60,000 on or before July 14, 2022 (completed)
b.	Additional $100,000 on or before July 14, 2023 (completed)

As at July 31, 2024, the Company held a 100% interest in the Jake Property.

16

QUARTZ MOUNTAIN RESOURCES LTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2024, 2023 AND 2022 (Expressed in Canadian Dollars, unless otherwise stated)

5. SHARE CAPITAL AND RESERVES

(a)	Authorized share capital

As at July 31, 2024 and July 31, 2023, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

Shares issued during the year ended July 31, 2023

On October 26, 2022, the Company completed a private placement of 2,750,000 units at a price of $0.20 per unit for gross proceeds of $550,000. Each unit consists of one common share and one transferable flow-through common share purchase warrant (a “Warrant”). Each Warrant entitles the holder to purchase one additional flow-through common share at a price of $0.20 for a period of five years from the closing of the private placement.

Shares issued during the year ended July 31, 2024

On September 8, 2023, the Company issued 500,000 common shares upon the exercise of 500,000 flow-through warrants at $0.20 for gross proceeds of flow-through funds of $100,000.

On September 28, 2023, the Company issued 500,000 common shares upon the exercise of 500,000 flow-through warrants at $0.20 for gross proceeds of flow-through funds of $100,000.

On October 30, 2023, the Company completed a private placement of 1,538,889 flow-through units at a price of $0.18 per unit for gross proceeds of flow-through funds of $277,000. Each flow-through unit consists of one flow-through common share and one flow-through common share purchase warrant (a “Warrant”). Each Warrant entitles the holder to purchase one additional flow-through common share at a price of $0.18 for a period of five years from the closing of the private placement. $15,389 of the proceeds was allocated to these warrants issued.

On November 27, 2023, the Company issued 250,000 common shares upon the exercise of 250,000 flow-through warrants at $0.20 for gross proceeds of flow-through funds of $50,000.

On December 5, 2023, the Company issued 416,667 common shares upon the exercise of 416,667 flow-through warrants at $0.18 for gross proceeds of flow-through funds of $75,000, and $4,167 of the fair value previously allocated to these warrants was transferred to share capital.

On December 18, 2023, the Company issued 277,778 common shares upon the exercise of 277,778 flow-through warrants at $0.18 for gross proceeds of flow-through funds of $50,000, and $2,778 of the fair value previously allocated to these warrants were transferred to share capital.

On February 7, 2024, the Company issued 705,555 common shares upon the exercise of 705,555 flow-through warrants at $0.18 for gross proceeds of flow-through funds of $127,000, and $7,055 of the fair value previously allocated to these warrants was transferred to share capital.

17

QUARTZ MOUNTAIN RESOURCES LTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2024, 2023 AND 2022 (Expressed in Canadian Dollars, unless otherwise stated)

On March 20, 2024, the Company issued 750,000 common shares (valued at $210,000) to Eagle Plains Resources Ltd., an arms-length vendor for the acquisition of the Lone Pine mineral claim (Note 4(a)).

On March 22, 2024, the Company issued 15,000 common shares (valued at $4,350) to Shawn Merkley, an arms-length vendor for the acquisition of the North mineral claim (Note 4(a)).

On May 30, 2024, the Company issued 3,300,000 flow-through shares (“FT Shares”) at $0.35 per FT Share for gross proceeds of flow-through funds of $1,155,000, and 6,000,000 non-flow-through shares (“Non-FT Shares”) at $0.35 per Non-FT Share for gross proceeds of $2,100,000. A key new investor, the Sutton Group Inc., subscribed for 6,000,000 of Non-FT Shares and became an insider of the Company, and 3,300,000 FT Shares were issued to Robert Dickinson, a director of the Company. These securities were subject to a 4-month hold period in Canada, and no commissions were paid in connection with the financings.

On July 8, 2024, the Company issued 750,000 common shares upon the exercise of 750,000 flow-through warrants at $0.20 for gross proceeds of flow-through funds of $150,000.

In connection with the private placements completed during the year ended July 31, 2024, the Company incurred $17,174 of share issuance costs.

Flow-through shares premium liability and expenditures commitment

Flow-through shares premium liability

During the year ended July 31, 2024, the Company completed eight issuances of flow-through shares for total gross proceeds of $2,084,000.

The Company recognized a flow-through share premium liability of $62,778 to account for the excess of the subscription or exercise price at $0.20 over the fair value of the shares issued on September 8 (closing quote at $0.19 per share), September 28, 2023 (closing quote at $0.17 per share), on November 27 (closing quote at $0.14 per share), and for the excess of the subscription or exercise price at $0.18 over the fair value of the shares issued on December 5 (closing quote at $0.14 per share) and December 18, 2023 (closing quote at $0.14 per share).

The Company did not recognize any flow-through share premium liability for the flow through share issuance on October 30, 2023, as the $0.18 unit price has allocated $0.17 to the common shares and $0.01 residual value of the total unit price to the warrants issued on October 30, 2023.

The Company did not recognize any flow-through share premium liability for the flow through share issuance on February 7, 2024, as the $0.18 unit price has been allocated entirely to the issued common shares. The closing quote of the shares at $0.18 on February 7, 2024 resulted in no residual value to allocate to either warrants or flow-through share premium liability.

The Company did not recognize any flow-through share premium liability for the flow through share issuance on July 8, 2024, as the $0.20 unit price has been allocated entirely to the issued common shares. The closing quote of the shares at $0.46 on July 8, 2024 resulted in no residual value to allocate to either warrants or flow-through share premium liability.

18

QUARTZ MOUNTAIN RESOURCES LTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2024, 2023 AND 2022 (Expressed in Canadian Dollars, unless otherwise stated)

The Company did not recognize any flow-through share premium liability for the flow-through share issuance on May 30, 2024, as the unit price of each flow-through share was equal to that of a non-flow-through share at $0.35.

A summary of the changes in the Company’s flow-through shares premium liability was as follows:

Flow-through shares premium liability	2024	2023
Balance as at August 1	$–	$–
Flow-through shares issuance with premium recognition	62,778	–
Recognition in income	(62,778)	–
Balance as at July 31	$-	$–

Future Flow-through shares commitments

i.	Shares issued on May 30, 2024 for gross proceeds of $1,155,000

As of July 31, 2024, the gross proceeds of $9,474 remained to be spent for flow-through eligible expenditures on or before May 30, 2026.

ii.	Shares issued on July 8, 2024 for gross proceeds of $150,000.

As of July 31, 2024, the gross proceeds of $150,000 remained to be spent for flow-through eligible expenditures on or before July 8, 2026.

During the year ended July 31, 2024, the estimated flow-through eligible expenditures of $2,188,414 were incurred.

(b)	Warrants

Share purchase warrants transactions are summarized as follows:

	Number of Outstanding Warrants	Weighted Average Exercise Price
Balance, July 31, 2022	-	$-
Issued	2,750,000	0.20
Balance, July 31, 2023	2,750,000	$0.20
Issued	1,538,889	0.18
Exercised	(3,400,000)	0.19
Balance, July 31, 2024	888,889	$0.20

As at July 31, 2024, the weighted average remaining of the outstanding warrants was 3.40 years.

19

QUARTZ MOUNTAIN RESOURCES LTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2024, 2023 AND 2022 (Expressed in Canadian Dollars, unless otherwise stated)

(c)	Options

Stock option transactions are summarized as follows:

	Number of Outstanding Options	Weighted Average Exercise Price
Balance, July 31, 2022	995,700	$0.20
Granted	3,204,300	0.20
Balance, July 31, 2023 and 2024	4,200,000	$0.20

As at July 31, 2024, stock options outstanding and exercisable are as follows:

	Outstanding Options	Exercise Price
October 31, 2027	3,204,300	$0.20
January 11, 2032	995,700	$0.20

As at July 31, 2024, the weighted average remaining life of the outstanding options was 4.25 years.

On October 31, 2022, the Company granted 3,204,300 stock options to two directors of the Company at an exercise of $0.20 per option for a period of 5 years. The options fully vested as granted and valued at $640,860 using the Black- Scholes option pricing model with the following weighted average assumptions: expected life of 5 years, volatility of 478%, dividend yield of 0%, and risk- free rate of 3.43%. The fair value of the stock options granted was recognized to equity-settled share-based compensation in the amount of $640,860 in the year ended July 31, 2023.

On January 11, 2022, the Company granted 1,995,700 stock options to a director of the Company at an exercise of $0.20 per option for a period of 10 years. The options fully vested as granted and valued at $399,140 using the Black- Scholes option pricing model with the following weighted average assumptions: expected life of 10 years, volatility of 350%, dividend yield of 0%, and risk- free rate of 1.71%. The fair value of the stock options granted was recognized to equity-settled share-based compensation in the amount of $399,140.

On July 12, 2022, 1,000,000 options were exercised for gross proceeds of $200,000 and the fair value of $200,000 was transferred from share capital to reserves.

6. AMOUNTS PAYABLE AND OTHER LIABILITIES

July 31, 2024		July 31, 2023
Amounts payable	$226,060	$23,121
Accrued liabilities	77,633	-
	$303,693	$23,121

20

QUARTZ MOUNTAIN RESOURCES LTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2024, 2023 AND 2022 (Expressed in Canadian Dollars, unless otherwise stated)

7. RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition, include the directors of the Company.

The Company compensated key management personnel as follows:

	Years ended July 31,
	2024	2023	2022
Administrative fees	$17,230	$8,500	$12,125
Fees paid to the entity controlled by CFO	12,000	12,000	12,000
Equity-settled share-based compensation	$-	$640,860	399,140

Administrative fees include salaries, director’s fees, and amounts paid to Hunter Dickinson Services Inc. (“HDSI”) (note 7(b)) for the services provided to the Company by the CEO and a director of the Company.

During the year ended July 31, 2024, the Company received a loan of $200,000 from a director of the Company and repaid $202,000 in total with $2,000 of interest.

(b)	Entities with Significant Influence over the Company

Hunter Dickinson Inc. (“HDI”)

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary, HDSI, are private companies established by a group of mining professionals. HDSI provides services under contracts for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. The Company receives services from a number of related contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s CEO and Corporate Secretary is employed by HDSI and works for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts.

The Company is not obligated to require any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged with the Company.

21

QUARTZ MOUNTAIN RESOURCES LTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2024, 2023 AND 2022 (Expressed in Canadian Dollars, unless otherwise stated)

HDSI also incurs third-party costs on behalf of the Company and such third-party costs include, for example, directors’ and officers’ insurance. These third- party costs are billed to the Company at cost without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Years ended July 31,
	2024	2023	2022
Service charges based on management services agreement	$89,402	$57,686	$46,952
Office lease	28,452	21,883	20,190
Reimbursement of third-party expenses	1,386	3,646	16,099
Total	$119,240	$83,215	$83,241

United Mineral Services (“UMS”)

UMS is a private company controlled by a director of the Company. The Company was engaged with UMS in the acquisition and exploration of mineral property interests (Note 4 (b)).

During the year ended July 31, 2024, the Company paid $16,701 of service fees to UMS.

(c)	Payables due to related parties

The following is a summary of amounts due to related parties:

July 31, 2024		July 31, 2023
Balance payable to HDSI	$5,913	$3,246
Balance payable to UMS	-	12,733
Balance payable to the entity controlled by CFO	1,050	1,050
Total amount due to related parties	$6,963	$17,029

8. OTHER INCOME

(a)	Sale of geological data

During the year ended July 31, 2022, the Company sold an arm’s length party all of its geological, technical, and other data collected and compiled regarding mineral properties that it owned in prior years for an amount of $150,000.

(b)	BCMETC

During the year ended July 31, 2024, the Company received $33,753 of BCMETC refund for its fiscal year ended July 31, 2022.

During the year ended July 31, 2023, the Company received $20,735 of BCMETC refund for its fiscal year ended July 31, 2021.

22

QUARTZ MOUNTAIN RESOURCES LTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2024, 2023 AND 2022 (Expressed in Canadian Dollars, unless otherwise stated)

9. OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration, and evaluation of mineral property interests. The Company is currently focusing on the acquisition and exploration of mineral property interests in BC, Canada. The Company’s long-term assets are located only in Canada.

10. TAXATION

(a)	Provision for current tax

During the year ended July 31, 2024, the Company recorded a provision of current income tax recovery of $Nil (2023 – income tax recovery of $37).

Reconciliation of effective tax rate:
	Years ended July 31,
	2024	2023	2022
	$	$	$
Income (loss) for the period	(2,436,802)	(910,464)	(995,066)
Income tax expense	-	-	-
Income (loss) excluding income tax	(2,436,802)	(910,464)	(995,066)
Income tax expense (recovery) using the Company’s domestic rate	(658,000)	(246,000)	(269,000)
Effect of tax rates in foreign jurisdictions	-	(1,000)	1,000
Non-deductible expenses and other	557,000	267,963	134,000
Difference in statutory tax rates and deferred tax rates	-	-	-
Change in unrecognized temporary differences	101,000	(21,000)	134,000
Current tax expense	-	(37)	-

The Company’s domestic tax rate during the year ended July 31, 2024 was 27% (2023 – 27%; 2022 – 27%) and the effective tax rate was nil (2023 – nil; 2022 – nil).

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized.

As at July 31, 2024, the Company had unused non-capital loss carry forwards of approximately $4,248,000 (2023 – $3,878,000) in Canada and $nil (2023 – $nil) in the United States.

As at July 31, 2024, the Company had the following balances in respect of which no deferred tax assets had been recognized:

Expiry	Tax Losses	Resource Pools	Equipment and Other
Within one year	-	-	-
One to five years	-	-	15,000
After five years	4,248,000	-	82,000
No expiry date	-	4,395,000	114,000
	4,248,000	4,395,000	211,000

In addition, the Company has approximately $4,395,000 (2023 - $4,402,000) of resource tax pools available, which may be used to shelter certain resource income in Canada.

23

QUARTZ MOUNTAIN RESOURCES LTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2024, 2023 AND 2022 (Expressed in Canadian Dollars, unless otherwise stated)

11. FINANCIAL INSTRUMENTS

Financial assets and liabilities are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying value of cash, amounts receivable, amounts payable and other liabilities, due to a related party, and loan payable approximates fair value due to the short-term nature of the financial instruments. Cash is classified as fair value through profit or loss and measured at fair value using level 1 inputs.

12. FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)	Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and amounts receivable. The Company limits its exposure to credit risk on liquid financial assets by only investing its cash with high- credit quality financial institutions in business and savings accounts. Receivables are due primarily from a government agency. The carrying value of the Company's cash and amounts receivable represent the maximum exposure to credit risk.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company does not have sufficient capital in order to meet short-term business requirements, and accordingly is exposed to liquidity risk.

The following obligations existed as at July 31, 2024:

	Total	Within 1 year	1-5 years
Amounts payable and other liabilities	$303,693	$295,693	$8,000
Due to related parties	6,963	6,963	-
Lease liability	22,385	12,216	10,169
Total	$333,041	$314,872	$18,169

24

QUARTZ MOUNTAIN RESOURCES LTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2024, 2023 AND 2022 (Expressed in Canadian Dollars, unless otherwise stated)

The following obligations existed as at July 31, 2023:

	Total	Within 1 year	1-5 years
Amounts payable and other liabilities	$23,121	$23,121	$-
Due to related parties	17,029	17,029	-
Lease liability	32,753	9,851	22,902
Total	$72,903	$50,001	$22,902

(c)	Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on cash. The Company’s practice has been to invest cash at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss because of a decrease in the fair value of any demand bank investment certificates included in cash as they are generally held with large financial institutions. The Company from time to time has debt instruments and is exposed to risk in the event of interest rate fluctuations. The Company has not entered any interest rate swaps or other financial arrangements that mitigate the exposure to interest rate fluctuations.

(d)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments. The Company is not subject to significant market risk.

(e)	Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to potentially provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' equity (deficiency) as capital. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company's investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended July 31, 2024.

The Company is not subject to any externally imposed equity requirements.

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QUARTZ MOUNTAIN RESOURCES LTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2024, 2023 AND 2022 (Expressed in Canadian Dollars, unless otherwise stated)

13. OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC from HDSI under a lease agreement dated May 1,2021 and the lease expires on April 29, 2026. According to IFRS 16 Leases, the Company recorded a right-of-use asset and lease liability regarding its office lease.

(a)	Right-of-use asset

As at July 31, 2024, $17,316 of right-of-use asset was recorded as follows:

Balance, July 31, 2022	$37,106
Amortization	(9,895)
Balance, July 31, 2023	$27,211
Amortization	(9,895)
Balance, July 31, 2024	$17,316

(b)	Lease liability

On May 1, 2021, the Company entered into an office lease agreement, which resulted in a lease liability of $49,475. The lease liability represents a monthly payment of $1,066 for the period from May 1, 2021 to April 30, 2023, $1,121 for the period from May 1, 2023 to April 30, 2024, and $1,175 for the period from May 1, 2024 to April 30, 2026. The incremental borrowing rate applied to the lease liability was 12%.

As at July 31, 2024, $22,385 of lease liability was recorded as follows:

Balance, July 31, 2020	$-
Addition	49,475
Lease payment – base rent portion	(2,132)
Lease liability – accretion expense	1,456
Balance, July 31, 2021	$48,799
Lease payment – base rent portion	(12,792)
Lease liability – accretion expense	5,326
Balance, July 31, 2022	$41,333
Lease payment – base rent portion	(12,956)
Lease liability – accretion expense	4,376
Balance July 31, 2023	$32,753
Lease payment – base rent portion	(13,612)
Lease liability – accretion expense	3,244
Balance July 31, 2024	$22,385

Current portion	$12,216
Long-term portion	$10,169

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QUARTZ MOUNTAIN RESOURCES LTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2024, 2023 AND 2022 (Expressed in Canadian Dollars, unless otherwise stated)

The following is a schedule of the Company’s future lease payments (base rent portion):

Fiscal 2025 (August 1, 2024 to July 31, 2025)	14,104
Fiscal 2026 (August 1, 2025 to April 30, 2026)	10,578
Total undiscounted lease payments	$24,682
Less: imputed interest	(2,297)
Lease liability at July 31, 2024	$22,385

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